Supplement filed pursuant to Rule 253(g)(2)

File Number: 024-11879

SUPPLEMENT DATED MARCH 3, 2025

TO OFFERING CIRCULAR DATED OCTOBER 21, 2024

RYSE, Inc.

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) dated October 21, 2024, of Ryse, Inc. (the “Company”) and the supplement to the Offering Circular dated January 3, 2025. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular, as supplemented.

The Offering Circular dated October 21, 2024 is available HERE.

The supplement to the Offering Circular dated January 3, 2025 is available HERE.

The purpose of this supplement is to:

•	To increase the minimum investment from $349.60 (184 shares) to $1,001.30 (527 shares).

As a result, each reference in the Offering Circular to the minimum investment amount, including, but not limited to, those on the “Cover,” “Summary,” and “Plan of Distribution” of the Offering Circular, are amended to state that the minimum investment amount is $1,001.30.